June 16, 2006

Room 4561

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

     Re: **Palomine Mining Inc.**
               Amendment no. 10 to Form SB-2
               Filed June 6, 2006
               Registration no. 333-123465

Dear Mr. Larabie:

We have the following comment on your amendment.

Report of Independent Registered Public Accounting Firm

1. Please revise to provide an audit report that includes the cumulative financial statements from inception through January 31, 2006, in its scope. Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the exploration stage.

Closing

Please contact Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 with any questions on your financial statements. Other questions may be directed to Hugh Fuller at (202) 551-3853 or me at (202) 551-3730.

               Sincerely,

               Barbara C. Jacobs
               Assistant Director

CC: Joseph J. Emas
        Attorney at Law
        1224 Washington Avenue
        Miami Beach, FL 33139
        Fax no. (305) 531-1274